UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010.

Commission File Number 333-170434

Chuo Mitsui Trust Holdings, Inc.

(Translation of registrant’s name into English)

33-1, Shiba, 3-chome

Minato-ku, Tokyo 105-8574

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F:  ☒    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This report on Form 6-K contains the following:

Notice Regarding Granting of Voting Rights to Shareholders who Gained Shares After the Record Date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chuo Mitsui Trust Holdings, Inc.

Date: December 27, 2010	By:	/S/ MASARU HASHIMOTO
	Name:	Masaru Hashimoto
	Title:	Senior Executive Officer

December 27, 2010

To whom it may concern

Chuo Mitsui Trust Holdings, Inc.

President: Kazuo Tanabe

(Securities Code: 8309 TSE, OSE, NSE)

Notice Regarding Granting of Voting Rights to Shareholders

who Gained Shares After the Record Date

Chuo Mitsui Trust Holdings, Inc. (“CMTH”), hereby announces that, at its meeting of the Board of Directors held today, it made a resolution to the effect that, on the condition that a statutory share exchange (kabushiki kokan) between CMTH and The Sumitomo Trust and Banking Co., Ltd. (the “Share Exchange”) takes effect, CMTH shall grant voting rights to be exercised at the ordinary general meeting of shareholders to be held in late June 2011 (the “Ordinary General Meeting of Shareholders”) to the persons who acquire shares of CMTH common stock upon the Share Exchange after the record date of the voting rights for the Ordinary General Meeting of Shareholders.

1. Shares to be subject to the granting of voting rights

Shares of CMTH common stock to be delivered upon the Share Exchange

(Reference)

Number of shares of CMTH common stock to be delivered upon the Share Exchange:

2,495,090,743 shares (planned)

(Note)

The above number of shares of CMTH common stock to be delivered upon the Share Exchange is calculated based on the total number of outstanding shares of The Sumitomo Trust and Banking Co., Ltd. common stock (1,675,128,546 shares) and treasury shares of The Sumitomo Trust and Banking Co., Ltd. (571,000 shares) etc. as of September 30, 2010. The number of such shares may be subject to change.

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2. Reason for granting the voting rights

CMTH is planning to conduct a management integration under position of equal with STB, which will take effect on April 1, 2011. Regarding the procedure, the management integration will be conducted by way of a share exchange in which the Company will become a wholly owning parent company in the share exchange and The Sumitomo Trust and Banking Co., Ltd. will become a wholly owned subsidiary in the share exchange.

CMTH considered that granting voting rights, to be exercised at the Ordinary General Meeting of Shareholders to be held in late June 2011, to the shareholders of The Sumitomo Trust and Banking Co., Ltd. who acquire shares of CMTH common stock upon the Stock Exchange would be consistent with the purport of the Share Exchange. As such, in accordance with Article 124, Paragraph 4 of the Companies Act, CMTH made a resolution to the effect that CMTH shall grant voting rights to be exercised at the Ordinary General Meeting of Shareholders to such shareholders who acquire shares of CMTH common stock after the record date of the voting rights for the Ordinary General Meeting of Shareholders (March 31, 2011).

Such granting of the voting rights will be conducted pursuant to Article 11 of the “Share Exchange Agreement”, entered into between CMTH and The Sumitomo Trust and Banking Co., Ltd. on August 24, 2010, and approved at the Extraordinary General Meeting of Shareholders and the Class Shareholders’ Meeting of Common Shareholders of CMTH held on December 22, 2010.

[End of document]

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